SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Subject Company)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number of Class of Securities)

William T. Freeman

Chief Executive Officer

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Marcus J. Williams, Esq. Davis Wright Tremaine LLP 1201 Third Avenue Suite 2200 Seattle, Washington 98101 (206) 622-3150	Thomas W. Christopher, Esq. Joshua M. Zachariah, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (“Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended hereby, the “Statement”), originally filed with the Securities and Exchange Commission (“Commission”) on November 22, 2011 by McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer (the “Offer”) by Landry’s MSA Co., Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Landry’s Inc. (“Landry’s” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO dated November 22, 2011 (such statement, as amended from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”) at a price of $8.75 per Share, net to the seller in cash without interest thereon and less any required withholding tax (the “Offer Price”). The terms and conditions of the tender offer (the “Offer”) are set forth in the Schedule TO and the related offer to purchase (the “Offer to Purchase”) and letter of transmittal (“Letter of Transmittal”). Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Statement as originally filed with the Commission on November 22, 2011.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a). “Past Contacts, Transactions, Negotiations and Agreements—The Company, its Executive Officers or Affiliates,” is amended to read in its entirety as follows:

(a) The Company, its Executive Officers or Affiliates

In considering the recommendation of the Company Board set forth in Item 4 below under the heading “Reasons for Recommendation”, the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

For further information with respect to the arrangement between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 below under the caption “Golden Parachute Compensation” (which is incorporated into this Item 3 by reference) and the Information Statement attached to this Statement as Annex C and incorporated by reference under the headings “Director Compensation”, “Security Ownership of Certain Beneficial Owners”, “Directors and Management”, “Compensation Discussion and Analysis”, and “Certain Relationships and Related Party Transactions”.

In the case of each plan or agreement discussed below to which the terms “change of control” or “change in control” apply, the consummation of the Offer would constitute a change of control.

Consideration Payable Pursuant to the Offer and the Proposed Merger. If the Company’s directors and executive officers were to tender any of their Company Common Stock pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders. As of November 7, 2011, directors and executive officers owned an aggregate of 183,343 shares of Company Common Stock, which includes 159,128 Shares owned without restriction and 24,215 restricted Shares. If the Company’s directors and executive officers were to tender all such Shares pursuant to the Offer and those Shares were accepted for purchase, the Company’s directors and executive officers would receive an aggregate of approximately $1,604,251 million in cash. In addition, if the Company’s directors and executive officers tender all Company Stock Options held by them, other than Company Stock Options, the exercise price of which is equal to or greater than the Offer Price, the directors and executive officers would receive an additional aggregate amount (net of the exercise prices of such Company Stock Options) of $1,329,500.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares beneficially owned by each of the Company’s executive officers and directors (excluding unvested restricted Shares and Shares underlying Company Stock Options) are tendered pursuant to the Offer and those Shares are accepted for purchase and purchased by Purchaser.

Name	Number of Shares Owned(1)	Consideration(2)
Douglas L. Schmick(3)	131,252	$448,455
William T. Freeman(4)	250,000	$1,207,500
James R. Parish(5)	37,298	$326,358
J. Rice Edmonds(6)	28,572	$250,005
Christine Deputy(7)	9,425	$82,469
Eric P. Bauer(8)	9,425	$82,469
Elliott H. Jurgensen, Jr.(9)	23,343	$204,251
Michelle M. Lantow(10)	110,000	$209,500
Michael B. Liedberg(11)	10,725	$6,344
Christopher C. Westcott(12)	31,519	$100,791
Steven B. Foote(13)	8,050	$12,101
Kelly A.B. Gordon(14)	3,401	$3,509

(1)	Includes shares issuable upon the exercise of Company Stock Options which will vest at the Effective Time pursuant to the Merger Agreement.
(2)	Amounts shown in “Consideration” column reflect the tender of such Company Stock Options as of the Effective Time, in each case net of the exercise price thereof, and does not include Company Stock Options, the exercise price of which is equal to or greater than the Offer Price.
(3)	Includes currently vested Company Stock Options to purchase 80,000 Shares.
(4)	Includes currently vested Company Stock Options to purchase 166,667 Shares; and a total of 83,333 currently unvested Company Stock Options that will vest at the Acceptance Time.
(5)	Includes 3,915 restricted Shares.
(6)	Includes 3,915 restricted Shares.
(7)	Includes 6,235 restricted Shares.
(8)	Includes 6,235 restricted Shares.
(9)	Includes 3,915 restricted Shares.
(10)	Includes currently vested Company Stock Options to purchase 25,000 Shares; and a total of 75,000 currently unvested Company Stock Options that will vest at the Acceptance Time.
(11)	Includes currently vested Company Stock Options to purchase 10,000 Shares.
(12)	Includes currently vested Company Stock Options to purchase 20,000 Shares.
(13)	Includes currently vested Company Stock Options to purchase 6,667 Shares.
(14)	Includes currently vested Company Stock Options to purchase 3,000 Shares.

Company Stock Options and Other Stock Awards. As of November 7, 2011, the Company’s directors and executive officers held Company Stock Options to purchase an aggregate of 469,667 Shares, with exercise prices ranging from $3.92 to $26.81 and an aggregate weighted average exercise price of $6.84 per share, 311,334 of which were vested and exercisable as of that date. Any Company Stock Options held by directors and executive officers were issued pursuant to the Company’s 2004 Stock Incentive Plan (the “Plan”), filed as Exhibit (e)(2) to this Statement, and incorporated herein by reference. Under the Plan, the consummation of the Offer would constitute a change of control of the Company, whereupon unvested Company Stock Options to purchase 158,333 shares held by directors and executive offers would vest. The Merger Agreement provides that at the Acceptance Time, each of the outstanding and unexercised Company Stock Options, whether vested or unvested, including Company Stock Options held by the Company’s executive officers and directors, will be cancelled and the holders of such Company Stock Options will become entitled to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per share of the Shares subject to such option and (ii) the total number of Shares subject to such option. The Merger Agreement further provides that if the exercise price per share of such Company Stock Options is equal to or greater than the Offer Price, such Company Stock Option shall be terminated without any payment being made in respect thereof. For purposes of this Statement, the “Acceptance Time” is the time at which Purchaser initially accepts Shares for payment pursuant to the Offer.

The table below sets forth the Company Stock Options held by each of the Company’s executive officers and directors, as of November 7, 2011, for: (i) Company Stock Options that by their terms are currently vested, (ii) Company Stock Options that are currently unvested, and (iii) total vested Company Stock Options and unvested Company Stock Options immediately prior to the closing date of the Merger.

Name	Exercise Price(1)	Vested Options(2)	Unvested Options(2)	Total(2)
William T. Freeman	$3.92	166,667	83,333	250,000
Michelle M. Lantow	$7.53	25,000	75,000	100,000

(1)	Includes weighted average exercise prices of in-the-money Company Stock Options based upon the Offer Price.
(2)	Excludes Company Stock Options that are out of the money based upon the Offer Price.

Company Restricted Stock. The Merger Agreement provides that each restricted Share that is outstanding immediately prior to the Acceptance Time, including restricted Shares held by the Company’s executive officers and directors, will become fully vested and, to the extent not withheld by the Company to satisfy withholding obligations, will be treated the same as other outstanding Shares.

The table below sets forth the unvested restricted Shares held by each of the Company’s executive officers and directors that, in accordance with the provisions of the Merger Agreement, will vest in full as of the Acceptance Time, as well as the consideration to be received by each holder in respect of theretofore unvested restricted Shares:

Name	Number of Unvested Restricted Shares	Consideration to be Received
J. Rice Edmonds	3,915	$34,256
Christine Deputy	6,235	$54,556
Eric P. Bauer	6,235	$54,556
Elliott H. Jurgensen, Jr.	3,915	$34,256
James R. Parish	3,915	$34,256

The acceleration of vesting and cancellation of Company Stock Options and restricted Shares and the related cash payments to the holders of such Company Stock Options and restricted Shares pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below.

Potential Severance and Change in Control Benefits. In addition to the potential change in control payments discussed below, William T. Freeman, the Company’s Chief Executive Officer, has an executive severance agreement dated November 13, 2008 that provides severance benefits contingent on the Company receiving a release of claims from him. In addition to the potential stay bonuses and change in control payments discussed below, Michelle M. Lantow, the Company’s Chief Financial Officer, has an executive severance and non-competition agreement dated November 16, 2009 that provides benefits contingent on the Company receiving a release of claims from her (together with Mr. Freeman’s agreement, the “COC Agreements”). The COC Agreements provide salary and benefit continuation if (1) there is a change of control of the Company and (2) within 12 months of the change of control, or prior to the change of control at the direction of a person who has entered into an agreement with the Company, the Company terminates the covered executive other than for “cause,” or if the covered executive resigns because he or she is required to move more than 50 miles from the Company’s current corporate offices, the Company’s successor does not agree to be bound by the agreement, or the covered executive’s duties, pay or total benefits are reduced (a “Qualifying Termination”).

In the event of a Qualifying Termination, Mr. Freeman would be entitled to severance equal to (1) one-year’s base salary, plus (2) the average of his bonuses (including non-equity incentive compensation) for the two prior completed fiscal years, plus (3) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for six months under COBRA continuation laws. In addition, all of Mr. Freeman’s 250,000 Company Stock Options would become immediately exercisable. Mr. Freeman is entitled to a “gross-up” payment intended to compensate him for certain tax impacts of the foregoing benefits; however, this payment will not be implicated under the current circumstances.

The estimated amounts that would be paid to Mr. Freeman assuming a Qualifying Termination occurred on November 22, 2011, would have been as follows:

One-year Base Salary	Bonus	Health Insurance	Value of Accelerated Company Stock Options	Total
$450,000	$125,000	$10,187	$402,498	$987,685

In calculating the value of accelerated Company Stock Options in the chart above, the Company used the Offer Price of $8.75 per share, less the weighted average option exercise price per share of $3.92.

In the event of a Qualifying Termination, Ms. Lantow would be entitled to severance equal to (1) six months base salary, plus (2) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for three months under COBRA continuation laws. In addition, all of Ms. Lantow’s Company Stock Options would become immediately exercisable until the earlier of (a) two years after termination of employment or (b) the option expiration date as set forth in the applicable option agreement.

The estimated amounts that would have been paid to Ms. Lantow assuming she had been terminated without cause at the end of the Company’s last fiscal year, would have been as follows.

Six-Months Base Salary	Bonus	Health Insurance	Value of Accelerated Company Stock Options	Total
$146,775	$—	$5,093	$91,500	$243,368

In calculating the value of accelerated Company Stock Options in the chart above, the Company used the Offer Price of $8.75 per share, less the weighted average option exercise price per share of $7.53.

Change of Control Payments. In addition to severance-related payments described above, the compensation committee and the Company Board (each of Mr. Schmick and Mr. Freeman recused himself for purposes of the deliberation on and approval of payments to be made to him) also has approved certain incentives to retain key personnel in order to help counteract the risks of untimely management resignations occasioned by the Offer. These certain incentive payments include a change of control payment. The “change of control” payments will be earned by certain of the Company’s named executive officers and certain other personnel in the event that within twelve (12) months of a change of control of the Company such named executive officer is terminated without “cause” or if such executive officer resigns for “good reason,” in each case as such terms are defined in the applicable agreements.

The amounts of these “change of control” payments payable to the Company’s named executive officers are set forth below. The total amount of these payments, if paid to all employees eligible to receive them (including but not limited to the named executive officers), would be $1,343,550.

Individual	Potential Change of Control Payment
Kelly A.B. Gordon	$50,000
Michelle M. Lantow	$293,550
Michael B. Liedberg	$70,000
Steven B. Foote	$50,000
William Freeman	$575,000
Christopher C. Westcott	$50,000
Douglas L. Schmick	$50,000

Directors’ Compensation. Under the Company’s director compensation policy, only directors who are not employees of the Company receive compensation for their services as directors. Non-employee directors receive an annual retainer of $20,000, plus a fee of $1,250 for each Company Board and committee meeting attended, and each receives an annual award of restricted stock having a grant date fair value of $35,000. In addition, the members of the Audit Committee receive an additional $5,000 annual retainer and the Chairman of the Audit Committee receives an additional $20,000 annual retainer. The members of the Nominating and Governance Committee and the Compensation Committee receive an additional $5,000 annual retainer, and the Chairs of the Nominating and Governance Committee and the Compensation Committee receive an additional $10,000 annual retainer. The Company Board adopted a program in 2008 to allow directors to elect to receive their cash compensation for service as a director in the form of Shares, with the number of Shares to be received determined by the closing price of the Company Common Stock as of the last trading day of each fiscal quarter related to that quarter’s Company Board fee payments. Elections to receive compensation in the form of Company Common Stock must be made during an open trading window.

In addition to the foregoing, the Company Board has assigned two directors, J. Rice Edmonds and James R. Parish, to assume certain additional responsibilities associated with (i) evaluating and responding to the Offer, including assisting management in preparing and reviewing projections, coordinating with and overseeing the Company’s financial, legal and other advisors, and otherwise day-to-day responsibilities for managing the Company’s response to the Offer; (ii) overseeing the management of the Company’s exploration of strategic alternatives; and (iii) overseeing the negotiation of the Merger and the transactions contemplated in connection therewith. As compensation for these services, on May 5, 2011 a committee of the Company Board consisting of Elliott Jurgensen and Christine Deputy determined to pay to Messrs. Parish and Edmonds $45,000 and $20,000, respectively, for services rendered during the period from April 4, 2011 through April 30, 2011. Commencing May 1, 2011, this committee determined to pay to Messrs. Parish and Edmonds additional compensation including a monthly fee of $15,000 (for Mr.Parish) and $10,000 (for Mr. Edmonds), and an additional $1,250 per day (for Mr. Parish) and $1,000 per day (for Mr. Edmonds) for each day during which those directors spent more than four hours in the exercise of their duties, subject to (i) a monthly cap of $30,000 (for Mr. Parish) and $22,000 (for Mr. Edmonds) and (ii) periodic review by the committee and reports to the Company Board at each subsequent regular meeting thereof. The time that Messrs. Parish and Edmonds spend at Company Board meetings does not count towards the four hour requirement described in the preceding sentence. In addition, these directors are entitled to reimbursement of expenses. As of December 6, 2011 the total amounts paid to Messrs. Parish and Edmonds, respectively, as compensation pursuant to this arrangement were $187,500 and $98,000.

Indemnification of Directors and Officers and Advancement of Expenses. Section 145 of the DGCL permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in connection with any action (other than an action by or in the right of the Company) arising by reason of the fact that he or she is or was an officer or director of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in connection with the defense or settlement of an action by or in the right of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, unless, upon application, the court determines that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to such expenses deemed proper by the court in which case court approval must be sought for indemnification. In addition, Section 145 permits the Company to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. This statute provides that it is not exclusive of other indemnification that may be granted by the Company bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and the Company has purchased such insurance.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Article IV of the Company’s Bylaws and Article V of the Company’s Certificate of Incorporation require indemnification to the fullest extent permitted by, and in the manner permissible under, the laws of the State of Delaware to any current or former director, executive officer, or other officers designated by the Company Board who is made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company or any predecessor of the Company or served any other enterprise as a director or officer at the request of the Company or any predecessor of the Company. Those provisions also require the advancement of expenses to such persons in advance of the final disposition of an action or proceeding if such person sets forth in writing his or her good faith belief that he or she is entitled to indemnification and if such person provides an undertaking to repay expenses if it is ultimately determined that he or she is not entitled to indemnification. The indemnification provided for in Article IV of the Bylaws and Article V of the Certificate of Incorporation is expressly not exclusive of any other rights to which any director or officer may be entitled apart from the provisions of those Articles. The Company’s Certificate of Incorporation also includes the provision permitted under Section 102(b)(7) of the DGCL.

The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses relating thereto) in favor of all current and former directors and officers of the Company and its subsidiaries (the “Indemnified Persons”). The Merger Agreement also requires Parent, from and after the Effective Time, and ending on the sixth anniversary of the Effective Time, to indemnify and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides further that prior to the Effective Time, the Company may, in consultation with Parent, obtain “tail” prepaid insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary insurance (collectively, “D&O Insurance”), for the Indemnified Persons, with terms, conditions, retentions and levels of coverage at least as favorable, in the aggregate, as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time. If such “tail” prepaid insurance policies are obtained, the Surviving Corporation will maintain such policies in effect until the sixth anniversary of the Effective Time. The Merger Agreement further provides that if “tail” insurance is not obtained, Parent will, and will cause the Surviving Corporation to, maintain in effect, at no expense to the beneficiaries, until the sixth anniversary of the Effective Time for the Indemnified Persons, the D&O Insurance (provided that Parent may substitute therefor policies of at least the same terms, conditions, retentions and levels of coverage and amounts which are, in the aggregate, as favorable to the Indemnified Persons as provided in the D&O Insurance). However, Parent and the Surviving Corporation will not be required to expend for such policies an annualized premium amount in excess of 150% of the annual premiums currently paid by the Company for the D&O Insurance and if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation will, and the Company may, obtain a substantially similar policy with the greatest coverage available for a cost not exceeding such amount.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Background of the Offer and Merger,” is amended and supplemented by adding the following text immediately following the last paragraph of the Statement as originally filed:

On November 29, 2011 the Company was notified that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Act had been granted.

Item 8.	Additional Information.

Item 8, “Additional Information—Information Statement,” “—Golden Parachute Compensation,” “—Top-Up,” “—U.S. Antitrust Clearance,” “—Litigation” and “—Certain Company Projections” are amended and supplemented to read in their entirety as follows:

Information Statement

The Information Statement attached to this Statement as Exhibit (a)(11) has been furnished to the Company’s stockholders pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each Named Executive Officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

(a)	the Merger closes on December 21, 2011; and

(b)	the Named Executive Officers are terminated without cause or resign for good reason (as defined in the various COC Agreements) within one year of the Merger.

Name	Cash ($)(1)(2)	Equity ($)(2)(3)		Pension/ NQDC ($)(2)(4)		Perquisites/ Benefits ($)(2)(5)		Tax Reimbursement ($)(2)(6)		Other ($)(7)(2)		Total ($)(2)
William T. Freeman, Chief Executive Officer	$1,150,000		$402,498		$-0-		$10,187		$-0-		$-0-	$1,562,685
Michelle M. Lantow, Chief Financial Officer	$440,325		$91,500		$-0-		$5,093		$-0-		$-0-	$536,918
Douglas L. Schmick, Chairman of the Board	$50,000		$-0-		$-0-		$-0-		$-0-		$-0-	$50,000
Christopher C. Westcott, Vice President, Operations	$50,000	$		$		$		$		$		$50,000
Kelly A.B. Gordon, Vice President, Operations, Boathouse Restaurants	$50,000	$		$		$		$		$		$50,000
Michael B. Liedberg, Executive Vice President, Operations	$70,000	$		$		$		$		$		$70,000
Steven Foote, Vice President, Culinary	$50,000	$		$		$		$		$		$50,000

(1)	These amounts include severance and change of control payments for Mr. Freeman and Ms. Lantow, plus cash change-of-control payments to Mr. Schmick and to each of the other Named Executive Officers.
(2)	Except as otherwise described in the footnotes to this table, these amounts would be payable only if a Qualifying Termination occurred, as described in the narrative accompanying this table.
(3)	These amounts represent the accelerated vesting of the following time-based restricted stock units and performance share units (which performance share units are assumed to be earned at the maximum level due to accelerated vesting) for each Named Executive Officer: Mr. Freeman,83,333 Company Stock Options; and Ms. Lantow, 75,000 Company Stock Options. These amounts are based on the Offer Price of $8.75 per Share and in each case are net of the exercise prices of such Company Stock Options. No amounts are included for the exercise or the acceleration of unvested Company Stock Options whose exercise prices are less than the Offer Price.
(4)	The Named Executive Officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a Qualified Termination in connection with a change of control or otherwise.
(5)	The Named Executive Officers are not entitled to any perquisites or other personal benefits or property for a Qualified Termination in connection with a change of control, other than for reimbursement of healthcare costs (including the costs of healthcare insurance) for Mr. Freeman and Ms. Lantow. These benefits have been calculated based on assumptions used by the Company for financial reporting purposes under generally accepted accounting principles, including that the cost of COBRA coverage would represent the cost of continuing coverage for the full 12 or 6 months, as applicable.
(6)	These amounts represent the aggregate make-up payments for taxes incurred by each Named Executive Officer in connection with the health and benefits plans coverage referred to in footnote (5) above.

Top-Up

Subject to the terms and conditions of the Merger Agreement, Purchaser shall purchase from the Company, for a purchase price per Share equal to the Offer Price, an additional number of Shares such that immediately after the issuance of those additional Shares, Purchaser would own at least 90% of the outstanding Shares, in order to allow Purchaser to effect a short-form merger (the “Top-Up”). The purchase of the Top-Up Shares shall be paid, at Purchaser’s option, in cash or by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares (as defined below) and executing and delivering to the Company an unsecured, nonnegotiable and non-transferable promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash. The promissory note will be due on the first anniversary of the closing of the Top-Up, will bear simple interest of 5% per annum, payable in arrears at maturity, will be full recourse to Purchaser and Parent, may be prepaid, in whole or in part, at any time without prepayment or penalty, and will have no other material terms. The Top-Up may be exercised only once at or after the time Purchaser accepts for payment, at least a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer and prior to the Effective Time. The Top-Up may not be exercised to the extent the number of Shares issuable upon exercise of the Top-Up would exceed the number of authorized but unissued Shares, taking into account the Shares the Company is committed to issue in connection with unexercised stock options and other obligations to issue additional Shares. As of November 4, 2011, there were 104,337,096 Shares (the “Top-Up Shares”) available that may be issued pursuant to the Top-Up. Accordingly, the Company has a sufficient number of authorized but unissued Shares available to issue to Purchaser pursuant to the Top-Up, assuming the Minimum Tender Condition is satisfied.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the Shares of Company Common Stock following completion of the Offer.

The parties have agreed that any dilutive impact on the value of the Shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value of any shares of Company Common Stock in an appraisal proceeding under Section 262 of the DGCL and that none of the parties will take any position to the contrary in any such proceeding.

U.S. Antitrust Clearance

Item 8, “Other Information—U.S. Antitrust Clearance” is amended and supplemented by adding the following as a new paragraph at the end of such section:

On November 29, 2011 the Company was notified that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Act had been granted.

Litigation

On November 18, 2011 a purported stockholder of the Company filed a putative class action complaint in the Court of Chancery of the State of Delaware against the Company and its directors relating to the Offer and the Merger. The plaintiff in this action, which is styled Jaulin v. McCormick & Schmick’s Seafood Restaurants, Inc., alleges that the Company’s directors breached their fiduciary duties by failing to maximize the value of the Company, and further alleges that the proposed transactions are the result of an unfair process and that the stockholders would receive an unfair price as a result. The plaintiff further claims that the terms of the Merger Agreement violate certain provisions of the Delaware General Corporation Law. On November 28, 2011 this lawsuit was amended to add allegations of breaches of the Company’s and the directors’ alleged fiduciary duties of disclosure. The plaintiff also alleges claims against Landry’s and Purchaser for allegedly aiding and abetting the directors’ breaches of fiduciary duty. The plaintiff seeks, among other things, an order enjoining the consummation of the Offer and the Merger.

Two other lawsuits were filed against the Company and the Directors, one on November 23, 2011 and one on November 29, 2011, each of which asserts claims and makes factual allegations similar to the Jaulin case. On December 2, 2011 the plaintiffs in all three actions agreed to consolidate the lawsuits and the Chancery Court entered an order of consolidation. The Court of Chancery has scheduled a hearing for December 16, 2011 to consider plaintiffs’ motion for a preliminary injunction.

Certain Company Projections

In connection with the evaluation of a possible transaction involving the Company, the Company’s management team prepared and provided to Landry’s and certain other potential bidders (as described in “Item 4. The Solicitation or Recommendation-Background of the Offer and Reasons for Recommendation—Background of the Offer and Merger” above) certain projections in a Confidential Information Memorandum dated June 9, 2011 (the “CIM Projections”), which were reviewed by the Company Board prior to inclusion in such Confidential Information Memorandum. The Company’s management team also prepared and provided to Piper Jaffray another set of projections (the “FO Projections” and, together with the CIM Projections, the “Projections”) for its use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, as described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.”

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the Projections were provided to Landry’s and Piper Jaffray.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections may also be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

In addition, the FO Projections and the CIM Projections were prepared at different times and were based on different sets of assumptions, and therefore should be read in that context. Certain of the key assumptions for the FO Projections and CIM Projections are set forth below. As noted above, the CIM Projections were prepared by management in June, 2011, for inclusion in the Confidential Information Memorandum provided to bidders for purposes of the auction process. The FO Projections were finalized by management approximately five months later in October, 2011 for use by Piper Jaffray in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, as described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor”. Accordingly, the FO Projections reflect more recent financial results that were not reflected in the CIM Projections, and the FO Projections therefore reflect a more recent forecast by management of the Company’s future financial performance.

There can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Landry’s, the Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following are the CIM Projections (dollars in millions):

	Fiscal Year Ending December
	2011	2012(1)	2013	2014	2015
Revenues	$345.1	$366.3	$380.8	$404.9	$430.9
Food & Beverage	100.9	106.8	110.9	117.9	125.5
Labor	114.6	119.2	123.4	130.0	137.6
Operating	51.3	52.7	54.6	57.8	61.2
GAAP Occupancy	37.1	37.5	38.4	39.8	41.1

Total Restaurant Operating Costs	303.8	316.2	327.4	345.5	365.4

Store Level EBITDA	$41.3	$50.1	$53.5	$59.5	$65.5

General & Administrative	16.4	17.9	18.0	18.5	18.9

EBITDA(2)(3)	$24.9	$32.3	$35.5	$41.0	$46.5

Restaurant Pre-Opening	0.3	1.5	1.8	1.6	1.9
Depreciation & Amortization	14.6	16.5	18.1	19.4	20.6

Operating Income(2)(3)	$10.0	$14.3	$15.6	$20.0	$24.0

Other Information
Restaurant Count	92	93	95	97	101
Capital Expenditures	$11.6	$18.5	$19.8	$16.8	$19.3

(1)	Fiscal 2012 is a 53-week year.
(2)	Excludes stock-based compensation and public company expenses.
(3)	Fiscal 2011 adjusted for certain one-time and non-recurring items.

In preparing the CIM projections, the Company made the following key assumptions:

•	Comparable sales increases of 1.0% in fiscal year 2011, 3.5% in fiscal year 2012, 2.8% in fiscal year 2012, 3.0% in fiscal year 2013 and 2.7% in fiscal year 2014;

•	opening a total of 16 new restaurants and closing seven restaurants between fiscal 2012 and fiscal 2015; and

•	remodeling a total of 40 restaurants over the five year period.

The following are the FO Projections (dollars in millions):

	Fiscal Year Ending December
	2011	2012(1)	2013	2014	2015
Revenues	$341.7	$359.0	$367.9	$393.3	$418.9
Food & Beverage	100.2	104.6	107.1	114.5	122.0
Labor	115.4	118.6	120.4	127.2	134.6
Operating	52.8	53.6	54.7	58.4	61.8
GAAP Occupancy	36.3	37.2	37.2	38.5	39.9

Total Restaurant Operating Costs	304.7	314.0	319.5	338.6	358.3
Insurance Proceeds from Lost Earnings due to Hurricane Irene	0.1	—	—	—	—
Store Level EBITDA	$37.1	$44.9	$48.5	$54.7	$60.7
General & Administrative	16.7	18.1	18.4	18.8	19.3
Stock Based Compensation	0.6	0.6	0.6	0.6	0.6
Restaurant Pre-Opening	0.7	0.6	1.8	1.6	1.9

EBITDA(2)	$19.2	$25.6	$27.7	$33.6	$38.8
Depreciation & Amortization	14.5	16.1	17.5	18.7	19.9

Operating Income(3)	$4.6	$9.5	$10.3	$14.9	$18.9
Interest Expense (Income)	1.3	1.1	0.3	(0.0)	(0.4)

Income Before Taxes	$3.3	$8.4	$10.0	$15.0	$19.3
Income Taxes	0.4	1.5	1.7	2.6	3.4

Net Income(4)	$2.9	$6.9	$8.2	$12.3	$15.9

Other Information
Restaurant Count	92	90	92	94	98
Capital Expenditures	$10.0	$11.8	$20.5	$16.5	$19.0
Non-Cash Rent Charges(5)	$(0.5)	$(1.1)	$(1.5)	$(1.7)	$(1.8)
(Increase)/ Decrease in Net Working Capital(5)	$1.9	$(0.4)	$(0.2)	$(0.7)	$(0.8)
Unlevered Free Cash Flow(5)	$4.4	$11.0	$4.0	$12.4	$14.1
Earnings Per Share(4)	$0.20	$0.46	$0.55	$0.82	$1.06

(1)	Fiscal 2012 is a 53-week year.
(2)	Includes public company expenses. Fiscal 2011 adjusted for certain one-time and non-recurring items, including expenses related to the Company’s sale process, exploration of strategic alternatives, and the negotiation of the Offer and the Merger.
(3)	Includes public company expenses. Fiscal 2011 adjusted for certain one-time and non-recurring items, including expenses related to the Company’s sale process, exploration of strategic alternatives, and the negotiation of the Offer and the Merger. Fiscal 2012 - 2015 presented on a GAAP basis.
(4)	Fiscal 2011 adjusted for certain one-time and non-recurring items, including expenses related to the Company’s sale process exploration of strategic alternatives, and the negotiation of the Offer and the Merger.
(5)	Fiscal 2011 reflects three month stub period ending December.

In preparing the FO Projections, the Company made the following key assumptions:

•	Comparable sales increases of (1.4%) in fiscal year 2011, 2.0% in fiscal year 2012, 2.8% in fiscal year 2012, 3.0% in fiscal year 2013 and 2.7% in fiscal year 2014;

•	opening a total of 14 new restaurants and closing eight restaurants between fiscal 2012 and fiscal 2015; and

•	remodeling a total of 36 restaurants over the five year period.

In connection with its review of strategic alternatives, the Company elected to include EBITDA and Store Level EBITDA in the Projections because we believe that these are among the primary metrics that would be used by prospective buyers to evaluate pricing in a potential acquisition. Store Level EBITDA removes the impact of general and administrative expenses, which are not incurred at the store level, and the costs of opening new stores, which are non-recurring at the store level, and thereby are intended to enable the comparability of the operating performance of stores for the periods presented. However, these metrics are non-GAAP financial measures that are subject to significant limitations as analytical tools, and readers should not consider them in isolation or as a substitute for GAAP financial measures. Among other limitations, in considering EBITDA in connection with the Projections, readers should understand that EBITDA does not include interest expenses or taxes. Interest expense and the cash required to service interest or principal payments on existing indebtedness or indebtedness that the Company may incur in the future may have a significant impact on the Company’s future net income and cash flows. Similarly, future tax payments may represent a significant use of the Company’s cash and may significantly affect the Company’s future net income.

Additionally, the Projections include forecasts of Store Level EBITDA. The Company believes this measure is useful to a prospective acquirer, and thus included this figure in the CIM Projections, because it allows a prospective acquirer to evaluate the Company’s core operating performance based on the performance of the collective units. The Company included Store Level EBITDA in the FO Projections solely for comparative purposes because this metric had been provided in the CIM Projections.

In considering EBITDA in connection with the Projections, please be aware that net income, rather than operating income, is the most directly comparable GAAP financial measure. You should not unduly rely on EBITDA in evaluating the Projections, and should consider EBITDA only after considering the potential impact of, and variance in, interest expense and tax payments going forward.

Item 9.	Material to be Filed as Exhibits.

Exhibit	Item

(a)(11)	Form of Information Statement on Schedule 14f-1 as mailed to stockholders on November 22, 2011.

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

/s/ William T. Freeman
Name: William T. Freeman Title: Chief Executive Officer

Dated: December 6, 2011